Exhibit 99

KENNETH V. MORELAND JOINS T. ROWE PRICE AS CHIEF FINANCIAL OFFICER

BALTIMORE (February 17, 2004) — T. Rowe Price Group, Inc. announced today that it has hired Kenneth V. Moreland, CPA as Chief Financial Officer. Mr. Moreland, who will join the firm on March 8, 2004, has more than 20 years of accounting, finance, and treasury management experience. Most recently he served as Chief Financial Officer at Baltimore-based international architectural firm, RTKL Associates, Inc. Prior to that, he was a Client Service Partner for Coopers & Lybrand. Additionally, Mr. Moreland completed a two-year accounting fellowship with the Securities and Exchange Commission.

“T. Rowe Price is known for its high standards and the caliber of its people, and I am very pleased with the opportunity to work for such a premiere investment management firm,” said Mr. Moreland. “I have had the privilege of working with other Baltimore-based global corporations, and it is exciting to begin this next stage of my career with one of the nation’s leading financial services firms.”

“Ken is a good match for the firm and the role,” said George Roche, Chairman and President of T. Rowe Price. “He has demonstrated initiative, integrity and technical expertise in all his roles; he knows our firm well, having served on the T. Rowe Price mutual fund account for years; and he is well respected and well-connected to the Baltimore community.”

Mr. Moreland is an active member of the community, serving as President of the Towson University Foundation and as a board member of the YMCA of Central Maryland.

Founded in 1937, Baltimore-based T. Rowe Price (Nasdaq: TROW) is a global investment management firm with $190 billion in assets under management as of December 31, 2003. The firm provides a broad array of mutual funds, sub-advisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The company also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price’s disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research. More information is available at www.troweprice.com.

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